Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
RESTATED CERTIFICATE OF INCORPORATION
OF
MURPHY USA INC.

Murphy USA Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify that:
A.The amendments to the Restated Certificate of Incorporation that are set forth in this Certificate of Amendment were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.
B.ARTICLE 6 of the Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:
“Board of Directors
(A) Power of the Board of Directors. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors.
(B) Number of Directors. The number of directors which shall constitute the Board of Directors shall, as of the date this Certificate of Incorporation becomes effective, be 10 and, thereafter, shall be fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the Whole Board. For purposes of this Certificate of Incorporation, the term “Whole Board” shall mean, at any given time, the total number of authorized directors at such time whether or not there exist any vacancies in previously authorized directorships.
(C) Election of Directors.
1. Until the 2029 annual meeting of stockholders, the directors shall be divided into three classes, designated Class I, Class II and Class III. Each director elected at the 2024, 2025 and 2026 annual meetings of stockholders shall serve for a term ending on the date of the third annual meeting of stockholders next following the annual meeting at which such director was elected. Each director elected at the 2027 annual meeting of stockholders shall be elected for a one-year term expiring at the 2028 annual meeting of stockholders. Each director elected at the 2028 annual meeting of stockholders shall be elected for a one-year term expiring at the 2029 annual meeting of stockholders. At the 2029 annual meeting of stockholders and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Notwithstanding the foregoing, each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. In no event will a decrease in the number of directors shorten the term of any incumbent director. A majority of the Whole Board (or such lower number as may be permitted under Delaware Law and fixed exclusively by one or more resolutions adopted from time to time solely by the affirmative vote of a majority of the Whole Board) shall constitute a quorum for the transaction of business at any meeting of the Board of Directors and, except as otherwise expressly required by law or by this Certificate of Incorporation, the act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.
2. There shall be no cumulative voting in the election of directors. Election of directors need not be by written ballot unless the Bylaws so provide.
(D) Vacancies. Vacancies on the Board of Directors resulting from death, resignation, removal or otherwise and newly created directorships resulting from any increase in the number of directors shall, except as otherwise required by law, be filled solely by a majority of the directors then in office (although less than a quorum) or by the sole remaining director. Any director appointed to fill a vacancy or newly created directorship shall hold office until the expiration of the term of office of the director whom he or she has replaced and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal.
(E) Removal. Prior to the 2029 annual meeting of stockholders, directors may be removed from office by the stockholders only for cause by the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class. After the 2029 annual meeting of stockholders, directors may be removed from office by the stockholders, with or without cause, by the affirmative vote of the holders of not less than a majority of the total voting power of all outstanding securities of the Corporation generally entitled to vote in the election of directors, voting together as a single class.
(F) Preferred Stock Directors. Notwithstanding anything else contained herein, whenever the holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of such class or series of Preferred Stock adopted by resolution or resolutions of the Board of Directors pursuant to Article 4(A) hereto, and such directors so elected shall not be subject to the provisions of this Article 6 unless otherwise provided therein. ”
A.ARTICLE 7 of the Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:
“Meetings of Stockholders
(A) Annual Meetings. An annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time as the Board of Directors shall determine.
(B) Special Meetings. Special meetings of the stockholders may be called as set forth in the Bylaws. Notwithstanding the foregoing, whenever holders of one or more classes or series of Preferred Stock shall have the right, voting separately as a class or series, to elect directors, such holders may call, pursuant to the terms of such class or series of Preferred Stock adopted by resolution or resolutions of the Board of Directors pursuant to Article 4(A) hereto, special meetings of holders of such Preferred Stock.
(C) No Action by Written Consent. Subject to the rights of the holders of any class or series of Preferred Stock then outstanding, as may be set forth in the resolution or resolutions adopted by the Board of Directors pursuant to Article 4(A) hereto for such class or series of Preferred Stock, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called in accordance with Delaware Law, as amended from time to time, and this Article 7 and may not be taken by written consent of stockholders without a meeting.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate of Incorporation to be signed by its duly authorized officer on May 7, 2026.

MURPHY USA INC.
By:	/s/ Gregory L. Smith
	Name:	Gregory L. Smith
	Title:	Vice President, General Counsel and Corporate Secretary